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                             January 26, 2021

       Josep Bassaganya-Riera
       Chairman, President and Chief Executive Officer
       Landos Biopharma, Inc.
       1800 Kraft Drive, Suite 216
       Blacksburg, VA 24060

                                                        Re: Landos Biopharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 13,
2021
                                                            File No. 333-252083

       Dear Dr. Bassaganya-Riera:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your discussion of the results of your Phase 2 clinical trial of BT-11 for mild to moderate UC. Please
revise your disclosure here and in Business to clarify whether or not the trial achieved its
primary and secondary endpoints.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Josep Bassaganya-Riera
Landos Biopharma, Inc.
January 26, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do at 202-551-3743 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,
FirstName LastNameJosep Bassaganya-Riera
                                                           Division of
Corporation Finance
Comapany NameLandos Biopharma, Inc.
                                                           Office of Life
Sciences
January 26, 2021 Page 2
cc:       Eric Blanchard
FirstName LastName